MASTERWORKS

Launching Now | Yoshitomo Nara ($6.67M | 37.6%)

Yoshitomo Nara


MASTERWORKS PRESENTS
OUR #1 SHARPE RATIO
OFFERING
#1 SHARPE RATIO

Initial Offering

$6,671,000

Offering Circular

[sec.gov](sec.gov)

Annual Growth of Record Price[2] **37.6%**

Yoshitomo Nara's Risk Adjusted Return[1]



Yoshitomo Nara
Emerging Equities
US Bonds
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All Art
Real Estate
Gold
2.0
1.5
1.0
0.5
0.0
RETURN
RISK

From 2006 - 2022, Nara's risk adjusted return, measured using the appreciation rate as well as the volatility of that investment, is 1.80.

INVEST NOW

1. The table captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Yoshitomo Nara with the following criteria: paintings on canvas that measure 25 by 25 to 65 by 65 inches and depict figures with open eyes, in bust or half-length portrait format where the subject's hands are not visible. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the

data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 20.5% CAGR implied from selected sales occurring from November 13, 2003 to April 6 2023.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Yoshitomo Nara have a record price compound annual growth rate ("CAGR") of 37.6% from May 15, 2002 to December 31, 2022. This calculation is based on (i) a record price of $30,000 on May 15, 2002, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $21,673,640, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.